Exhibit 99.1

FEMSA Shareholders Approved Ps. 9,221 Million Dividend

Monterrey, Mexico, March 16, 2018 — Fomento Económico Mexicano, S.A.B. de C.V. (NYSE: FMX; BMV: FEMSAUBD) (“FEMSA” or “the Company”) held its Annual Ordinary General Shareholders Meeting today, during which the shareholders approved the Company’s annual report for 2017 prepared by the Chief Executive Officer, the Company’s consolidated financial statements for the year ended December 31, 2017 and the election of the Board of Directors and its Committees for 2018.

The shareholders approved the payment of a cash dividend in the amount of Ps. 9,221 million, consisting of Ps. 0.5748 per each Series "D" share and Ps. 0.4598 per each Series "B" share, which amounts to Ps. 2.7590 per "BD" Unit (BMV: FEMSAUBD) or Ps. 27.590 per ADS (NYSE: FMX), and Ps. 2.2991 per "B" Unit (BMV: FEMSAUB). The dividend payment will be split in two equal payments, payable on May 4, 2018 and November 6, 2018. In addition, the shareholders established the amount of Ps. 7,000 million as the maximum amount that could potentially be used for the Company’s share repurchase program during 2018.

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About FEMSA

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a Fuel Division, operating the OXXO GAS chain of retail service stations, and a Health Division, which includes drugstores and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.